                                                                    Exhibit 12.1


                          DQE, Inc. and Subsidiaries
          Calculation of Ratio of Earnings to Combined Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                            (Thousands of Dollars)


                                        Six-Months
                                           Ended                             Year Ended December 31,
                                          June 30,        -----------------------------------------------------------------
                                            1999            1998          1997          1996          1995          1994
                                        ----------        --------      --------      --------      --------       --------
FIXED CHARGES:
  Interest on long-term debt              $ 37,849        $ 81,076      $ 87,420      $ 88,478      $ 95,391       $101,027
  Other interest                            10,472          14,556        13,823        10,926         7,033          4,050
  Portion of lease payments
     representing an interest factor        20,942          44,146        44,208        44,357        44,386         44,839
  Dividend requirement                       8,084          15,612        21,649        14,385         7,374          9,355
                                          --------        --------      --------      --------      --------       --------
        Total Fixed Charges               $ 77,348        $155,390      $167,100      $158,146      $154,184       $159,271
                                          --------        --------      --------      --------      --------       --------
EARNINGS:
  Income from continuing operations       $ 90,071        $196,688      $199,101      $179,138      $170,563       $156,816
  Income taxes                              43,856*        100,982*       95,805*       87,388*       96,661*        92,973*
  Fixed Charges as above                    77,348         155,390       167,100       158,146       154,184        159,271
                                          --------        --------      --------      --------      --------       --------
        Total Earnings                    $211,275        $453,060      $462,006      $424,672      $421,408       $409,060
                                          --------        --------      --------      --------      --------       --------
RATIO OF EARNINGS TO FIXED CHARGES            2.73            2.92          2.76          2.69          2.73           2.57
                                          ========        ========      ========      ========      ========       ========

        The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.2 million for the six months ended June 30, 1999, has been excluded from the ratio.

*Earnings related to income taxes reflect a $2.0 million decrease for the six months ended June 30, 1999, a $12 million, $17 million, $12 million, $13.5 million and $13.5 million decrease for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively, due to financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.76 for the six months ended June 30, 1999, and 2.99, 2.87, 2.76, 2.82 and 2.65 for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.

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